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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
122129
FIRM I.D. NO.

NAME OF BROKER-DEALER: Deson & Co.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Sean Deson   945 Encorvado Street
                        (No. and Street)
Las Vegas   NV   89138
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Sean Deson   917-971-6114
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – if individual, state last, first, middle name)

101 Larkspur Landing Circle, Ste. 200   Larkspur   CA   94939
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, <u>Sean Deson</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Deson & Co.</u>, as of <u>December 31, 2010</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nevada
County of Clark
This instrument was acknowledged
by _Sean Deson_ on _2/11/11_

C. Vino

Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
C. VINO
No: 10-1176-1
My Appointment Expires Jan. 1, 2014

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deson & Co.

Financial Statements

and Supplemental Information

Years ended December 31, 2010 and 2009

with

Report of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON

ALAN MARKLE

CHARLES STUCKEY

DAVID HARDESTY

DAVID BOTT

DAVID BAILEY

MICHAEL SMITH

Report of Independent Auditors

The Board of Directors
Deson & Co.

We have audited the accompanying statements of financial condition of Deson & Co. (a New York corporation), as of December 31, 2010 and 2009, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Deson & Co. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deson & Co. as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott
Wilson Markle Stuckey Hardesty & Bott
January 30, 2011

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Deson & Co.

Statements of Financial Condition

December 31, 2010 and 2009

Assets

		2010		2009
Current assets				
Cash and cash equivalents	$	18,874	$	60,832
Prepaid expenses		75		75
Total current assets		18,949		60,907
Furniture and equipment, at cost		20,522		20,522
Less accumulated depreciation		(20,522)		(20,522)
Net furniture and equipment		-		-
Total assets	$	18,949	$	60,907

Liabilities and Stockholder's Equity

		2010		2009
Current liabilities				
Accounts payable and accrued liabilities	$	1,500	$	9,102
Total current liabilities		1,500		9,102
Stockholder's equity				
Common stock		2,500		2,500
Retained earnings		14,949		49,305
Total stockholder's equity		17,449		51,805
Total liabilities and stockholder's equity	$	18,949	$	60,907

See accompanying notes

Deson & Co.
Statements of Operations
Years ended December 31, 2010 and 2009

	2010	2009
Revenues		
Commissions and fees	$ 70,377	$ 152,000
Reimbursed expenses	25,329	68,293
Total revenues	95,706	220,293
Expenses		
Regulatory fees and taxes	2,618	1,897
Vehicle and travel expenses	41,872	82,922
Professional fees	1,768	15,170
Data services, communications and other charges	5,996	3,597
Compensation and benefits	6,073	91,639
Rent, office and other expenses	47,235	51,961
Total expenses	105,562	247,186
Net loss	$ (9,856)	$ (26,893)

See accompanying notes

-3-

Deson & Co.

Statements of Stockholder's Equity

Years ended December 31, 2010 and 2009

	Common stock	Retained earnings	Total stockholder's equity
Balances, December 31, 2008	$ 2,500	$ 76,198	$ 78,698
Net loss	-	(26,893)	(26,893)
Balances, December 31, 2009	2,500	49,305	51,805
Distributions to stockholder	-	(24,500)	(26,893)
Net loss	-	(9,856)	(9,856)
Balances, December 31, 2010	$ 2,500	$ 14,949	$ 15,056

Deson & Co.
Statements of Cash Flows
Years ended December 31, 2010 and 2009

		2010		2009
Cash flows from operating activities				
Net loss	$	(9,856)	$	(26,893)
Adjustments to reconcile net loss to net cash used by operating activities				
Decrease in accounts receivable		-		2,390
Decrease in accounts payable		(7,602)		(1,022)
Net cash used by operating activities		(17,458)		(25,525)
Cash flows from financing activities				
Distributions to stockholder		(24,500)		-
Net decrease in cash and cash equivalents		(17,458)		(25,525)
Cash and cash equivalents, beginning of year		60,832		86,357
Cash and cash equivalents, end of year	$	43,374	$	60,832

See accompanying notes

Note 1 - Description of operations and significant accounting policies

Deson & C0 (the Company) was incorporated in New York on January 11, 1999. In 2004 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is currently a member of the Financial Industry Regulation Authority ("FINRA").

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers all temporary investments to be cash or cash equivalents. The Company maintains its cash balances in a large financial institution located in New York. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Estimated Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying values; as such financial instruments are short-term in nature or bear interest at current market rates.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collectability. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance.

Deson & Co.
Notes to Financial Statements
December 31, 2010

Note 1 - Description of operations and significant accounting policies (continued)

Property and equipment
Property and equipment are recorded at cost. Depreciation is computed using the accelerated methods, including bonus first year amounts, over an estimated useful life of five years. The Company generally capitalizes additions of $1,000 or more.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company is not subject to federal taxes on income. Instead, the stockholder includes his respective share of the Company's taxable income in his individual income tax return.

The Company has adopted accounting principles generally accepted in the United States relating to the accounting for uncertainty in income taxes. Adoption of the provisions did not have a material impact on the Company's liability for unrecognized tax benefits. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2007 to 2010 are open for examination by the Internal Revenue Service.

Use of estimates
The preparation of financial statements in conformity with accounting principle generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain 2009 amounts in the accompanying financial statements have been reclassified to conform to the current year's presentation.

Note 2 - Transactions with affiliated companies

The Company utilizes services and business facilities in common with other companies owned or managed by its stockholder. The Company pays for its estimated share of common costs.

-7-

Deson & Co.
Notes to Financial Statements
December 31, 2010

Note 3 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

At December 31, 2010, the Company had net capital, as defined under the Rule, of $17,449, which exceeded the minimum requirement of $5,000 by $12,449. The Company's aggregate indebtedness, as defined under the Rule, was $1,500.

Note 4 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through January 30, 2011, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2010 that required recognition or disclosure in such financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Deson & Co.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2010

Balance, December 31, 2009	$	-
Increases (decreases)		-
Balance, December 31, 2010	$	-

Deson & Co.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2010

Net Capital

Total stockholder's equity	$ 17,449
Adjustments to net capital pursuant to Rule 15c3-1:	
Non-allowable assets	
Accounts receivable	-
Prepaid expenses	-
Furniture and equipment	-
Net capital	$ 17,449

Total Aggregate Indebtedness

Total aggregate indebtedness	$ 1,500

Computation of Basic Net Capital Requirement

Minimum net capital required (6.67% of total aggregate indebtedness)	$ 100
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 12,449
Percentage of aggregate indebtedness to net capital	8.60%

Deson & Co.
Reconciliation Pursuant to Rule 17a-5(d) (4) of the Securities Exchange
Act of 1934
December 31, 2010

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2010

There is no material difference between this net capital computation pursuant to Rule
15c3-1 and the corresponding computation included in the Company's unaudited Part
IIA FOCUS Report filing.

Deson & Co.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Deson & Co.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

WILSON MARKLE STUCKEY HARDESTY & BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON

ALAN MARKLE

CHARLES STUCKEY

DAVID HARDESTY

DAVID BOTT

DAVID BAILEY

MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Deson & Co.

In planning and performing our audit of the financial statements of
Deson & Co. (the Company) as of and for the year ended December
31, 2010, in accordance with auditing standards generally accepted in
the United States, we considered the internal control over financial
reporting (internal control) of the Company as a basis for designing our
audit procedures to express our opinion on the financial statements, but
not to express an opinion on the effectiveness of the internal control of
the Company. Accordingly, we do not express an opinion on the
effectiveness of the internal control of the Company.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange
Commission (SEC), we have made a study of the practices and
procedures followed by the Company, including consideration of control
activities for safeguarding securities. This study includes tests of such
practices and procedures that we considered relevant to the objectives
stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or
   aggregate debits) and net capital under Rule 17a-3(a) (11) and
   for determining compliance with the exemptive provisions of Rule
   15c3-3(e).

Because the Company does not carry security accounts for customers
or perform custodial functions relating to customer securities, we did not
review the practices and procedures followed by the Company in any of
the following:

1. Making quarterly securities examinations, counts, verifications,
   comparisons and the recordation of differences required by Rule
   17a-13.
2. Complying with the requirements for prompt payment for
   securities under Section 8 of Regulation T of the Board of
   Governors of the Federal Reserve System.

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of December 31, 2010, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 30, 2011

DESON & CO.
FINANCIAL STATEMENTS
and SUPPLEMENTAL INFORMATION
YEARS ENDED DECEMBER 31, 2010 and 2009
with
REPORT OF INDEPENDENT AUDITORS

